Exhibit 99.2

TASEKO MINES LIMITED

Management’s Discussion and Analysis

This management discussion and analysis (“MD&A”) is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards (“IFRS”) for the three months ended March 31, 2020 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of April 28, 2020. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, oil price wars and related oil market disruptions, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company’s other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

CONTENTS

OVERVIEW	3

HIGHLIGHTS	3

REVIEW OF OPERATIONS	5

GIBRALTAR OUTLOOK	6

REVIEW OF PROJECTS	7

MARKET REVIEW	8

FINANCIAL PERFORMANCE	9

FINANCIAL CONDITION REVIEW	13

SUMMARY OF QUARTERLY RESULTS	16

CRITICAL ACCOUNTING POLICIES AND ESTIMATES	16

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING	17

RELATED PARTY TRANSACTIONS	18

NON-GAAP PERFORMANCE MEASURES	19

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns the Florence Copper Project, which is advancing towards production, as well as the Yellowhead copper, New Prosperity gold-copper, Aley niobium and Harmony gold projects.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2020	2019	Change
Tons mined (millions)	28.5	23.3	5.2
Tons milled (millions)	7.5	6.8	0.7
Production (million pounds Cu)	32.4	24.9	7.5
Sales (million pounds Cu)	31.1	23.3	7.8

Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2020	2019	Change
Revenues	62,084	70,274	(8,190)
Earnings from mining operations before depletion and amortization*	5,923	15,729	(9,806)
Adjusted EBITDA*	5,346	10,245	(4,899)
Cash flows provided by operations	17,671	7,191	10,480
Adjusted net loss*	(21,647)	(14,419)	(7,228)
Per share - basic (“adjusted EPS”)*	(0.09)	(0.06)	(0.03)
Net loss (GAAP)	(48,950)	(7,931)	(41,019)
Per share - basic (“EPS”)	(0.20)	(0.03)	(0.17)

*	Non-GAAP performance measure. See page 19 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

First Quarter Review

•	The Gibraltar Mine (100% basis) produced 32.4 million pounds of copper in the first quarter. Copper recoveries were 83.4% and copper head grades were 0.259%;

•	Site operating costs, net of by-product credits* was US$1.53 per pound produced, and total operating costs (C1)* was US$1.82 per pound produced;

•	Cash flow from operations was $17.7 million and the Company had an ending cash balance at March 31, 2020 of $50.2 million, similar to the end of 2019;

•	Revenue and earnings were negatively impacted by downward provisional price adjustments of $13.6 million due to the decline in copper price in March as a result of COVID-19;

•	Earnings from mining operations before depletion and amortization* was $5.9 million, and Adjusted EBITDA* was $5.3 million;

•

Net loss (GAAP) for the first quarter was $49.0 million ($0.20 per share) after depletion and amortization of $27.1 million and an unrealized foreign exchange loss of $29.7 million. Adjusted net loss* was $21.6 million ($0.09 per share);

•	The Company realized $2.9 million in proceeds from its copper puts in the quarter, and its outstanding copper puts for April had a fair value of $3.8 million at March 31, 2020; and

•

On April 24, 2020, Taseko concluded an amendment to its silver stream with Osisko Gold Royalties and received $8.5 million in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil which further improved its liquidity.

2020 Outlook

•	In April, Gibraltar implemented a revised mining plan for 2020 that will result in reduced spending in the near term while still maintaining long-term mine plan requirements;

•	The new operating plan and other identified cost savings are expected to reduce total site spending (including capitalized stripping) by at least US$0.40 per pound for the coming quarters; and

•	Production guidance for 2020 remains unchanged at 130 million pounds (+/-5%), although management now expects production to be at the higher end of that range.

*	Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED

Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)

Operating data (100% basis)	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Tons mined (millions)	28.5	25.8	24.7	26.6	23.3
Tons milled (millions)	7.5	7.8	7.5	7.7	6.8
Strip ratio	2.7	2.1	3.0	2.3	3.2
Site operating cost per ton milled (CAD$)*	$9.52	$10.46	$10.83	$11.51	$10.88
Copper concentrate
Head grade (%)	0.259	0.253	0.249	0.256	0.216
Copper recovery (%)	83.4	84.5	87.7	87.7	84.6
Production (million pounds Cu)	32.4	33.4	33.0	34.7	24.9
Sales (million pounds Cu)	31.1	33.3	33.5	32.3	23.3
Inventory (million pounds Cu)	6.4	5.0	5.0	5.5	3.1
Molybdenum concentrate
Production (thousand pounds Mo)	412	728	620	653	738
Sales (thousand pounds Mo)	403	791	518	708	770
Per unit data (US$ per pound produced)*
Site operating costs*	$1.64	$1.85	$1.88	$1.92	$2.23
By-product credits*	(0.11)	(0.16)	(0.16)	(0.21)	(0.32)

Site operating costs, net of by-product credits*	$1.53	$1.69	$1.72	$1.71	$1.91
Off-property costs	0.29	0.32	0.33	0.30	0.30

Total operating costs (C1)*	$1.82	$2.01	$2.05	$2.01	$2.21

*	Non-GAAP performance measure. See page 19 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OPERATIONS ANALYSIS

First quarter results

Copper production in the first quarter was 32.4 million pounds and copper grade for the quarter averaged 0.259%, both in line with the life of mine average. Copper recovery in the mill was 83.4% during the quarter which was lower than previous quarters due to the higher iron content in the ore.

A total of 28.5 million tons were mined during the period, an increase of 2.7 million tons over the previous quarter. The strip ratio for the first quarter was 2.7 to 1 as waste stripping to further open up the Pollyanna pit was increased during the quarter in accordance with the long-term mine plan.

Capitalized stripping costs totaled $13.9 million (75% basis) compared to $8.0 million in Q1 2019. The capitalized stripping costs are attributable to the above-mentioned advancement into the Pollyanna pit. Total site spending (including capitalized stripping costs) was lower than the previous quarter, despite increased mined tons, due to a decline in fuel prices and other costs in the month of March. Shorter haul distances in the Pollyanna pit also contributed to lower spending.

Molybdenum production was 412 thousand pounds in the first quarter, a decrease from prior quarters due to lower molybdenum grade, which also reduced recovery. Molybdenum prices averaged US$9.63 per pound over the first quarter compared to US$9.67 per pound in the prior quarter and US$11.78 per pound in Q1 2019. By-product credits per pound of copper produced* was US$0.11 in the first quarter, compared to US$0.16 in the prior quarter.

Off-property costs per pound produced* were US$0.29 for the first quarter of 2020 and consist of concentrate treatment, refining and transportation costs. These costs are in line with recent quarters relative to pounds of copper sold.

GIBRALTAR OUTLOOK

To-date, there have been no interruptions to the Company’s operations, logistics and supply chains as a result of the global COVID-19 pandemic. There have also been no confirmed cases of COVID-19 at any of Taseko’s operations or offices in Canada and the US.

However, the COVID-19 situation has had a significant impact on the global economy which has led to lower commodity prices. In light of the lower copper price environment, management has reviewed a number of mine plan options for Gibraltar and commencing in April implemented a revised mining plan for 2020 that will reduce spending in the near term while still maintaining long-term mine plan requirements and flexibility, and without negatively impacting 2020 copper production. Discretionary capital spending has been eliminated and major maintenance and equipment rebuilds have been deferred where possible. The operation is also benefiting from falling input costs, including diesel fuel which is currently 35% lower than 2019 average prices, and a weaker Canadian dollar (relative to the US dollar) as 80% of Gibraltar’s costs are denominated in Canadian dollars. The new operating plan and other identified cost savings are expected to reduce total site spending (including capitalized stripping) by at least US$0.40 per pound for the coming quarters

Operating a large, open pit mine such as Gibraltar requires adaptability and management will continue to monitor market conditions and adjust operating plans as required to respond to changes in copper price movements in the future. Production guidance for 2020 remains unchanged at 130 million pounds (+/-5%), although management expects production to be at the higher end of that range based on its revised plan.

*	Non-GAAP performance measure. See page 19 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The Company is continuing to work with suppliers to identify further cost saving and deferral opportunities and is also pursuing the BC Hydro power cost deferral program and other government initiatives.

The medium to long-term fundamentals for copper remain strong despite recent volatility caused by global economic events arising from the coronavirus pandemic, most industry analysts are projecting supply constraints after an economic recovery which should bring higher incentive copper prices in the coming years.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company from the operating cash flow and credit quality of the Gibraltar Mine to assemble and develop a pipeline of complimentary projects. We continue to believe this will generate long-term returns for shareholders. Our development projects are focused primarily on copper and are located in stable mining jurisdictions in British Columbia and Arizona. Our current focus is on the near term development of the Florence Copper Project.

Florence Copper Project

The Production Test Facility (“PTF”) operated as planned during the first quarter of 2020. Steady state operation was achieved in 2019 and the focus turned to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the ore body. The Florence Copper technical team is using physical and operating control mechanisms to adjust solution chemistry and flow rates and is successfully achieving targeted copper concentration in solution. The PTF wellfield is performing to its design and the SX-EW plant continues to produce copper cathode.

The main focus of the PTF phase is to demonstrate to regulators and key stakeholders that hydraulic control of underground leach solutions can be maintained and provide valuable data to validate the Company’s leach model as well as optimize well design and performance and hydraulic control parameters. Successful operation of the in-situ leaching process will allow permits to be amended for the full-scale commercial operation, which is expected to produce 85 million pounds of copper cathode annually for 20 years.

Two permits are required to commence construction of the commercial scale wellfield at Florence Copper. These are the Aquifer Protection Permit (“APP”) from the Arizona Department of Environmental Quality (“ADEQ”) and the Underground Injection Control (“UIC”) Permit from the U.S. Environmental Protection Agency (“EPA”). The Company submitted the applications for both permits in mid-2019 and is in active dialogue with the regulators and targeting to have permitting for the commercial facility completed in 2020.

During the first quarter, the Company continued to advance discussions with interested parties regarding the potential sale of a minority interest in the Florence project, and the proceeds of any such sale could fund a significant portion of the capital required to develop the commercial operation. Discussions with potential lenders and other finance providers will re-commence near the end of the second quarter. The Company continues to target having a committed financing package in place prior to receipt of the APP and UIC permits.

Total net expenditures at the Florence Project for the three months ended March 31, 2020 were $4.8 million including operation of the PTF and other project development costs.

Yellowhead Copper Project

In January 2020, the Company announced the results of its technical studies on Yellowhead Mining Inc. (“Yellowhead”) which resulted in a 22% increase in recoverable copper reserves and significantly improved project economics. The Company filed a new NI 43-101 technical report (“Technical Report on the Mineral

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Reserve Update at the Yellowhead Copper Project” dated January 16, 2020) (the “Technical Report”) on Sedar. Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia.

The updated Technical Report outlines a new development plan for the project, which includes an 817 million tonne reserve and a 25-year mine life with a pre-tax NPV of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price. This represents a $500 million increase over the 2014 Feasibility Study completed by the previous owner. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period. Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead Copper Project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is focusing its current efforts on advancing environmental assessment and some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. A focus group has been formed between the Company and high-level regulators in the appropriate Provincial Ministries in order to expedite the advancement of environmental assessment and permitting of the project. Management also commenced joint venture partnering discussions in the first quarter with a number of strategic industry groups that are interested in potentially investing in the Yellowhead project in combination with acquiring the significant copper offtake rights.

New Prosperity Gold- Copper Project

On December 5, 2019, the Company announced that the Tŝilhqot’in Nation as represented by Tŝilhqot’in National Government and Taseko have entered into a dialogue, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko’s proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko’s commercial interests and the opposition of the Tŝilhqot’in Nation to the Project. While the details of this process are confidential, in order to facilitate a dialogue, the parties have agreed to a standstill on certain outstanding litigation and regulatory matters which relate to Taseko’s tenures and the area in the vicinity of Teztan Biny (Fish Lake).

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley Niobium project continue. The pilot plant program commenced in the second quarter of 2019 has successfully completed the niobium flotation process portion of the test, raising confidence in the design and providing feed to begin the converter portion of the process. Completion of the converter portion of the pilot plant will provide additional process data to support the design of the commercial process facilities and provide final product samples for marketing purposes.

*	Non-GAAP performance measure. See page 19 of this MD&A.

MARKET REVIEW

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

Global demand for copper, which is closely tied to overall global GDP growth, has been negatively impacted by the COVID-19 pandemic and the unfolding global recession creating near term volatility. Although the short-term outlook for copper remains uncertain, a notable number of globally significant copper producers, copper mines and development projects have also announced the temporary cessation of their operations which will have a significant impact on the supply side mitigating to a significant extent the effect of the sharp fall in demand. Furthermore, expansion of overseas copper smelting capacity in the last decade has underpinned the physical demand of copper concentrate. Despite this short-term volatility and the complex and dynamic economic environment that is prevailing, management continues to believe that the copper market is robust and will benefit from tight mine supply going forward and the overall growth in demand for copper.

The average molybdenum price was US$9.63 per pound in the first quarter of 2020, which was comparable to the average price in the fourth quarter of 2019. The Company’s sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of the Gibraltar Mine’s costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company’s operating results and unit production costs, which are reported in US dollars. The Canadian dollar weakened by approximately 9% during the first quarter of 2020.

FINANCIAL PERFORMANCE

Earnings

The Company’s net loss was $49.0 million ($0.20 per share) for the three months ended March 31, 2020, compared to a net loss of $7.9 million ($0.03 per share) for the same period in 2019. The increased loss in the current period was primarily due to the $29.2 million unrealized foreign exchange loss as compared to a $6.1 million gain for the same period in 2019. Contributing to the change in the current period net loss is lower realized copper prices, and higher depreciation of stripping costs previously capitalized for ore from the Granite pit.

Earnings from mining operations before depletion and amortization* was $5.9 million for the three months ended March 31, 2020, compared to $15.7 million for the same period in 2019 and was also negatively impacted by provisional price adjustments of $13.6 million due to the sharp decline in copper prices in March of this period.

Included in net loss are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted:

	Three months ended March 31,
(Cdn$ in thousands)	2020	2019	Change
Net loss	(48,950)	(7,931)	(41,019)

Unrealized foreign exchange (gain) loss	29,747	(6,689)	36,436
Unrealized loss (gain) on copper put and fuel call options	(3,348)	276	(3,624)
Estimated tax effect of adjustments	904	(75)	979

Adjusted net loss *	(21,647)	(14,419)	(7,228)

*	Non-GAAP performance measure. See page 19 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The unrealized foreign exchange gain or loss is substantially driven by the translation of the Company’s US dollar denominated senior secured notes of US$250 million due in 2022. The unrealized gain on copper put options relate to the remaining 7.5 million pounds in copper puts expiring at the end of April and that were in the money at quarter end.

Revenues

	Three months ended March 31,
(Cdn$ in thousands)	2020	2019	Change
Copper contained in concentrate	75,928	64,646	11,282
Molybdenum concentrate	3,842	8,937	(5,095)
Silver	996	1,012	(16)
Price adjustments on settlement receivables	(12,960)	1,207	(14,167)

Total gross revenue	67,806	75,802	(7,996)
Less: treatment and refining costs	(5,722)	(5,528)	(194)

Revenue	62,084	70,274	(8,190)

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate*	22,478	16,850	5,628
Average realized copper price (US$ per pound)	2.06	2.91	(0.85)
Average LME copper price (US$ per pound)	2.56	2.82	(0.26)
Average exchange rate (US$/CAD)	1.34	1.33	0.01

*	This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the three months ended March 31, 2020 increased by $11.3 million compared to the same period in 2019, primarily due to an increase in the volume of copper concentrate sold by 5.6 million pounds, partially offset by the lower prevailing LME copper prices by US$0.26 per pound in the current period.

During the three months ended March 31, 2020, the Company recognized negative price adjustments of $13.6 million for provisionally priced copper concentrate due to decreasing copper price trends following Q4 2019 and Q1 2020 shipments, of which $6.5 million related to 2019 shipments and $3.7 million related to Q1 shipments with quotational periods settling after the quarter. These revenue adjustments, as well as shipment timing within the quarter, resulted in a further US$0.50 per pound decrease to the average realized copper price for the three month period.

Molybdenum revenues for the three months ended March 31, 2020 decreased by $5.1 million compared to the same period in 2019. The decrease for the three months period was due to lower molybdenum sales volumes by 275 thousand pounds (100% basis) and lower average molybdenum prices compared to the same prior period. Molybdenum prices for the three months ended March 31, 2020 averaged US$9.63 per pound, compared to US$11.78 pound for the three months ended March 31, 2019. During the three months ended March 31, 2020, positive price adjustments of $0.6 million were recorded for provisionally priced molybdenum concentrate.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Cost of sales

	Three months ended March 31,
(Cdn$ in thousands)	2020	2019	Change
Site operating costs	53,547	55,430	(1,883)
Transportation costs	4,519	3,288	1,231
Changes in inventories of finished goods	(1,302)	(4,046)	2,744
Changes in inventories of ore stockpiles	(603)	(127)	(476)

Production costs	56,161	54,545	1,616
Depletion and amortization	27,148	20,184	6,964

Cost of sales	83,309	74,729	8,580

Site operating costs per ton milled*	$9.52	$10.88	$(1.36)

*	Non-GAAP performance measure. See page 19 of this MD&A.

Site operating costs for the three months ended March 31, 2020 decreased by $1.9 million, compared to the same prior period due to fuel and other cost savings in March and greater mining costs being capitalized.

For the three months ended March 31, 2020, capitalized stripping costs were $13.9 million, compared to $8.0 million for the same period in 2019 due to the increased waste stripping undertaken to open up the Pollyanna pit in accordance with the long-term mine plan.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. Inventory of copper in concentrate at the end the first quarter of 2020 increased by 1.4 million pound compared to the end of the fourth quarter. There was also an increase in the ore stockpile from year end of 0.2 million tons.

Depletion and amortization for three months ended March 31, 2020 increased by $7.0 million, over the same period in 2019. These differences are primarily due to increased depreciation of capitalized stripping costs for ore tons being mined from the Granite pit.

Other operating (income) expenses

	Three months ended March 31,
(Cdn$ in thousands)	2020	2019	Change
General and administrative	3,898	4,473	(575)
Share-based compensation expense	184	1,714	(1,530)
Project evaluation expenditures	157	469	(312)
Realized (gain) loss on copper put options	(2,507)	567	(3,074)
Unrealized (gain) loss on derivative instruments	(3,348)	276	(3,624)
Other income, net	(395)	(565)	170

	(2,011)	6,934	(8,945)

General and administrative costs for the three months ended March 31, 2020 decreased from the prior year period due primarily to a decrease in head office employee compensation.

Share-based compensation expense decreased for the three months ended March 31, 2020, primarily due to the revaluation of the liability for deferred share units resulting from a decrease in the Company’s share price during

TASEKO MINES LIMITED

Management’s Discussion and Analysis

the period. Share-based compensation expense is comprised of amortization of share options and performance share units and the expense on deferred share units. More information is set out in Note 14 of the March 31, 2020 unaudited condensed consolidated interim financial statements.

Project evaluation expenditures for the three months ended March 31, 2020 represent costs associated with the New Prosperity project.

During the three months ended March 31, 2020, the Company realized a gain of $2.5 million from copper put options that settled during the period, compared to a realized loss of $0.6 million in the same prior period. The unrealized gain of $3.3 million in the first quarter of 2020 relates substantially to the fair value adjustment of 7.5 million outstanding copper put options expiring in the month of April 2020.

Finance expenses

	Three months ended March 31,
(Cdn$ in thousands)	2020	2019	Change
Interest expense	9,360	8,253	1,107
Finance expense – deferred revenue	1,056	1,039	17
Accretion of PER	355	450	(95)

	10,771	9,742	1,029

Interest expense increased for the three months ended March 31, 2020, primarily due to $0.1 million in foreign exchange impact on US dollar denominated interest payments, $0.5 million on additional equipment related debt borrowed, and $0.4 million for ongoing fees related to the new form of reclamation security provided by the Company for Gibraltar in November 2019.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko Gold Royalties Ltd. (“Osisko”).

Income tax

	Three months ended March 31,
(Cdn$ in thousands)	2020	2019	Change
Current income tax expense	—	110	(110)
Deferred income tax recovery	(10,118)	(6,926)	(3,192)

Income tax recovery	(10,118)	(6,816)	(3,302)

Effective tax rate	17.1%	46.2%	(29.1%)

Canadian statutory rate	27.0%	27.0%	—

B.C. Mineral tax rate	9.6%	9.6%	—

The overall income tax recovery for the three months ended March 31, 2020 was due to deferred income tax recovery. Deferred income taxes were recognized on losses for accounting purposes. The effective tax rate is lower than the statutory rates as foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied. Current income taxes represents an estimate of B.C. mineral taxes payable for the period, which were nil in the current quarter.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

(Cdn$ in thousands)	As at March 31, 2020	As at December 31, 2019	Change
Cash and cash equivalents	50,169	53,198	(3,029)
Other current assets	57,122	60,654	(3,532)
Property, plant and equipment	773,422	758,006	15,416
Other assets	12,735	12,138	597

Total assets	893,448	883,996	9,452

Current liabilities	66,830	50,833	15,997
Debt:
Senior secured notes	348,338	317,728	30,610
Leases and secured equipment loans	55,124	55,757	(633)
Deferred revenue	39,444	39,433	11
Other liabilities	113,867	118,559	(4,692)

Total liabilities	623,603	582,310	41,293

Equity	269,845	301,686	(31,841)

Net debt (debt minus cash and equivalents)	353,293	320,287	33,006
Total common shares outstanding (millions)	246.2	246.2	—

The Company’s asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities. Concentrate inventories, accounts receivable and cash balances fluctuate in relation to transportation and cash settlement schedules.

Net debt has increased by $33.0 million in the three months ended March 31, 2020. Total long-term debt increased by $30.0 million for the three month period ended March 31, 2020, due primarily from the unrealized foreign exchange loss on the Company’s US dollar denominated debt, partially offset by the ongoing principal and lease repayments in the period.

Deferred revenue relates to the advance payment received in March 2017 from Osisko for the sale of Taseko’s share of future silver production from Gibraltar.

Other liabilities decreased by $4.7 million mainly due to the decrease in deferred tax liabilities by $10.2 million, which was partially offset by the increase of the provision for environmental rehabilitation (“PER”) by $4.6 million due to decreases in bond yields at quarter end.

As at April 28, 2020, there were 246,194,219 common shares and 11,578,900 stock options outstanding. More information on these instruments and the terms of their exercise is set out in Note 14 of the March 31, 2020 unaudited condensed consolidated interim financial statements.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Liquidity, cash flow and capital resources

Cash flow provided by operations during the three months ended March 31, 2020 was $17.7 million compared to $7.2 million for the same period in 2019. Cash used for net investing activities during the three months ended March 31, 2020 was $16.2 million compared to $13.9 million for the same period in 2019.

Investing cash flows in the first quarter of 2020 includes $2.0 million of expenditures at the Florence Project, $13.9 million for capitalized stripping costs and $1.9 million for other capital expenditures at Gibraltar.

Net cash used for financing activities in the first quarter of 2020 includes principal payments for leases and equipment loans of $4.3 million.

At March 31, 2020, the Company had cash and equivalents of $50.2 million (December 31, 2019 - $53.2 million). Although interest and principal repayments for leases and equipment loans amortize over their term, there are no principal payments required on the senior secured notes until the maturity date in June 2022. An interest payment of US$10.9 million is due on June 15, 2020 on the senior secured notes.

On April 24, 2020, Taseko concluded an amendment to its silver stream with Osisko and received $8.5 million in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil which further improved its liquidity. The funds received are available for general working capital purposes.

Liquidity outlook

The Company has a pipeline of development stage projects, including the Florence Copper Project, and additional funding will be required to advance these projects to production. The Florence Copper Project has an estimated capital cost (based on the Company’s 2017 NI 43-101 technical report) of approximately US$204 million (plus reclamation bonding) and the Company expects to fund a portion of these costs with debt financing. The US$250 million senior secured notes (due in June 2022) allow for up to US$100 million of first lien secured debt to be issued as well as up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture. To address project funding requirements for Florence or other projects, the Company may also raise capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures. The Company may also redeem or repurchase senior secured notes on the market. The Company evaluates these alternatives based on a number of factors including, the prevailing market prices of its common shares and senior secured notes, metal prices, liquidity requirements, covenant restrictions and other factors, in order to determine the optimal mix of capital resources to address capital requirements, minimize the Company’s cost of capital, and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper put options are entered into for a substantial portion of Taseko’s share of Gibraltar copper production and the Company has a long track record of doing so (see section below “Hedging Strategy”).

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a significant portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection. The Company’s hedging strategy is designed to mitigate short-term declines in copper price.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. In January 2020, the Company spent $0.5 million to purchase copper put options that matured between January and April 2020.

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective. During the first quarter of 2020, and in line with its copper put strategy, the Company purchased fuel call options to provide a price ceiling for its share of diesel fuel consumed at the Gibraltar Mine site while allowing it to benefit from further decreases in fuel prices tied to the weak oil market. The cost of the calls, which cover the remainder of 2020, were $0.5 million, or approximately $0.03 per litre.

The following table shows the commodity contracts that were outstanding as at the date of this MD&A.

	Notional amount	Strike price	Term to maturity	Original cost
At April 28, 2020
Copper put options	7.5 million lbs	US$2.60 per lb	April 2020	$0.1 million
Fuel call options	17 million ltrs	—	April to Dec 2020	$0.5 million

Commitments and contingencies

Commitments

	Payments due
($ in thousands)	Remainder of 2020	2021	2022	2023	2024	Thereafter	Total
Debt:
Senior secured notes	—	—	354,675	—	—	—	354,675
Interest	31,034	31,034	15,517	—	—	—	77,585
Equipment loans:
Principal	3,391	7,074	6,858	5,110	2,072	—	24,505
Interest	973	1,001	589	256	34	—	2,853
Lease liabilities:
Principal	5,120	5,546	4,942	1,195	1,211	1,885	19,899
Interest	864	699	400	235	161	91	2,450
Lease related obligation:
Rental payment	1,970	2,627	2,627	5,635	—	—	12,859
PER [1]	—	—	—	—	—	70,963	70,963
Other expenditures:
Transportation related services [2]	5,368	5,746	958	—	—	—	12,072

[1]

The provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar Mine and the Florence Copper Project. The Company has provided a surety bond of $37,500 for its 75% share of Gibraltar’s reclamation security. For the Florence Copper Project, the Company has provided to the federal and state regulator surety bonds totaling $6.5 million for reclamation security.

[2]	Transportation related services commitments include ocean freight and port handling services, which are both cancellable upon certain operating circumstances.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by Gibraltar in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $16.5 million as at March 31, 2020.

SUMMARY OF QUARTERLY RESULTS

	2020	2019				2018
(Cdn$ in thousands, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	62,084	89,932	82,436	86,521	70,274	111,121	74,297	94,273
Net income (loss)	(48,950)	(9,931)	(24,508)	(11,012)	(7,931)	(19,720)	7,098	(4,671)
Basic EPS	(0.20)	(0.04)	(0.10)	(0.04)	(0.03)	(0.09)	0.03	(0.02)
Adjusted net income (loss) *	(21,647)	(16,159)	(20,561)	(17,471)	(14,419)	(1,310)	1,464	2,337
Adjusted basic EPS *	(0.09)	(0.07)	(0.08)	(0.07)	(0.06)	(0.01)	0.01	0.01
Adjusted EBITDA *	5,346	18,246	7,906	14,660	10,245	26,489	31,940	32,251

(US$ per pound, except where indicated)
Realized copper price *	2.06	2.82	2.56	2.69	2.91	2.72	2.63	3.13
Total operating costs *	1.82	2.01	2.05	2.01	2.21	2.11	1.58	1.98
Copper sales (million pounds)	23.3	25.0	25.1	24.2	17.5	32.0	21.6	24.2

*	Non-GAAP performance measure. See page 19 of this MD&A.

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are presented in Note 2.4 of the 2019 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and

TASEKO MINES LIMITED

Management’s Discussion and Analysis

share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

There were no changes in accounting policies during the three months ended March 31, 2020.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (“RCA Trust”) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-months’ to 18-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months’ to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share-based option program (refer to Note 14 of the unaudited condensed consolidated interim financial statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended March 31,
(Cdn$ in thousands)	2020	2019
Salaries and benefits	3,616	1,681
Post-employment benefits	258	389
Share-based compensation expense	89	1,611

	3,963	3,681

Other related parties

(a) Termination of Service Agreement with HDSI

On December 31, 2018, the Company terminated the services agreement with Hunter Dickinson Services Inc. (“HDSI”), which was a related party as three directors of the Company are also principals of HDSI.

Effective from January 1, 2019 HDSI no longer provides services to the Company, and the Company had no transactions with HDSI, except for a reimbursement of warehouse rental in the amount of $12 for the three month period ended March 31, 2020.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

(b) Gibraltar Joint Venture

Under the terms of the joint venture operating agreement, Gibraltar pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar and invoices Gibraltar for these expenses.

For the three month period ended March 31, 2020, net management income for $301 (Q1 2019: $292) and net reimbursable compensation expenses and third party costs of $171 (Q1 2019: $23) were charged to the joint venture partner.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended March 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2020	2019
Cost of sales	83,309	74,729
Less:
Depletion and amortization	(27,148)	(20,184)
Net change in inventories of finished goods	1,302	4,046
Net change in inventories of ore stockpiles	603	127
Transportation costs	(4,519)	(3,288)

Site operating costs	53,547	55,430
Less by-product credits:
Molybdenum, net of treatment costs	(3,231)	(7,819)
Silver, excluding amortization of deferred revenue	(354)	(186)

Site operating costs, net of by-product credits	49,962	47,425
Total copper produced (thousand pounds)	24,318	18,641
Total costs per pound produced	2.05	2.54

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Average exchange rate for the period (CAD/USD)	1.34	1.33

Site operating costs, net of by-product credits (US$ per pound)	1.53	1.91

Site operating costs, net of by-product credits	49,962	47,425
Add off-property costs:
Treatment and refining costs	4,956	4,266
Transportation costs	4,519	3,288

Total operating costs	59,437	54,979

Total operating costs (C1) (US$ per pound)	1.82	2.21

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

•	Unrealized foreign currency gains/losses; and

•	Unrealized gain/loss on copper put and fuel call options.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended March 31,
($ in thousands, except per share amounts)	2020	2019
Net loss	(48,950)	(7,931)

Unrealized foreign exchange (gain) loss	29,747	(6,689)
Unrealized (gain) loss on copper put and fuel call options	(3,348)	276
Estimated tax effect of adjustments	904	(75)

Adjusted net loss	(21,647)	(14,419)

Adjusted EPS	(0.09)	(0.06)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

TASEKO MINES LIMITED

Management’s Discussion and Analysis

•	Unrealized foreign exchange gains/losses;

•	Unrealized gain/loss on copper put and fuel call options; and

•	Amortization of share-based compensation expense.

	Three months ended March 31,
($ in thousands)	2020	2019
Net loss	(48,950)	(7,931)
Add:
Depletion and amortization	27,148	20,184
Finance expense	10,771	9,742
Finance income	(150)	(308)
Income tax recovery	(10,118)	(6,816)
Unrealized foreign exchange (gain) loss	29,747	(6,689)
Unrealized (gain) loss on copper put and fuel call options	(3,348)	276
Amortization of share-based compensation expense	246	1,787

Adjusted EBITDA	5,346	10,245

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands)	2020	2019
Loss from mining operations	(21,225)	(4,455)
Add:
Depletion and amortization	27,148	20,184

Earnings from mining operations before depletion and amortization	5,923	15,729

Site operating costs per ton milled

	Three months ended March 31,
(Cdn$ in thousands, except per ton milled amounts)	2020	2019
Site operating costs (included in cost of sales)	53,547	55,430
Tons milled (thousands) (75% basis)	5,622	5,096

Site operating costs per ton milled	$9.52	$10.88